Exhibit 99.1

Biofrontera AG to participate in two upcoming conferences

Leverkusen, Germany, September 9, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, will be participating virtually in two upcoming conferences.

On September 17, 2020, members of Biofrontera’s management team will attend the 2020 Lake Street Capital Markets Best Ideas Growth (BIG4) Conference and will be available for virtual one-on-one meetings with registered investors.

On September 25, 2020, the management team will participate virtually in the Baader Investment Conference 2020. Following the company presentation, one-on-one meetings with institutional investors will take place.

About the B.I.G. Conference:

Lake Street will host its fourth annual B.I.G. (Best Ideas Growth) Investor Conference, which will showcase dynamic growth companies. Executives from approximately 50 publicly traded companies will meet with institutional investors in a virtual one-on-one meeting format.

About the Baader Bank Conference:

For the ninth year in a row, Baader Bank Group is hosting its capital markets conference in Munich, Germany. Due to the worldwide Covid-19 pandemic, the conference will be held as a hybrid event with on-site as well as virtual presentations and meetings. Around 230 companies have confirmed their participation.

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102